UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended:
June 30, 2026

024-12347
(Commission File Number)

ENERGEA PORTFOLIO 2 LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Page i

Page ii

Caution Regarding Forward-Looking Statements

We make statements in this Semi-Annual Report that are forward-looking statements. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

  our ability to effectively deploy the proceeds raised from this Offering;

  ability to attract and retain Investors on the Platform;

  risks associated with breaches of our data security;

  public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

  climate change and natural disasters that could adversely affect our Projects and our business;

  changes in economic conditions generally and the renewable energy and securities markets specifically;

  limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects and Loans;

  our failure to obtain necessary outside financing;

  risks associated with derivatives or hedging activity;

  intense competition in Brazilian renewable energy markets that may limit our ability to attract or retain Subscribers (as defined below);

  defaults under Supporting Contracts (see Summary of Supporting Contracts in the Offering Circular);

  increased interest rates and/or operating costs;

  the risk associated with potential breach or expiration of a ground lease, if any;

  our failure to successfully construct, interconnect, operate or maintain the Projects;

  inability of a Borrower to make payments on a Loan;

  the failure of Projects and Loans to yield anticipated results;

  exposure to liability relating to environmental and health and safety matters;

  our level of debt and the terms and limitations imposed on us by our debt agreements;

  our General Partner's ability to retain executive officers and other key personnel;

  the ability of our General Partner to source, originate and service our Projects and Loans;

  the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

  regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and SEC guidance related to Regulation A, or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act");

  changes in business conditions and the market value of our Projects, including changes in renewable energy policy, interest rates, prepayment risk, operator or Borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

  our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our General Partner; and

  changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-Annual Report. All forward-looking statements are made as of the date of this Semi-Annual Report and the risk that actual results will differ materially from the expectations expressed in this Semi-Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this Semi-Annual Report, including, without limitation, those named above and those named under Risk Factors, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-Annual Report will be achieved.

Our Business

Energea Portfolio 2 LP (the "Company") is a limited partnership organized under the laws of Delaware. The Company has elected to be taxed as a "C" corporation for United States federal and state income tax purposes. The Company's day-to-day operations are managed by Energea Global LLC (the "General Partner").

The Company was created to invest in the acquisition, development, and operation of solar energy projects in Brazil (each a "Project"). The Projects will be rented to groups of households and businesses (which we collectively refer to as "Subscribers") for monthly payments based on the amount of electricity produced by the Project and credited to them. The Company may also lend money to Development Companies (which we collectively refer to as "Borrowers") and use solar projects as collateral rather than acquiring Projects for direct ownership (each a "Loan").

To date, the Projects have produced a stable and predictable stream of cash flow from Subscribers paying their monthly energy bills. As the Company earns revenue from the sale of energy to Subscribers and receives interest payments on Loans and/or Company Investments, it uses the revenue to pay for operating expenses (see Our Operating Expenses in the Offering Circular) and distributes the remaining cash to the holders of our Class A Investor Shares (our "Investors"), our Reg D Investors (as such term is defined herein and together with the Investors, the "Limited Partners") and the holders of our Common Shares (which is currently the General Partner). See Company Operations and Other Matters in the Offering Circular. To date, the Company has not issued any Loans to Borrowers.

Projects are owned by special-purpose entities (each, a "SPE"). Each SPE is organized as a Brazilian Limitada or Ltda, the Brazilian equivalent of a U.S. limited liability company. Under Brazilian law, the assets and liabilities of a Ltda are distinct. Thus, the liabilities of Projects held in one SPE will not affect the assets of another Project held in a different SPE.

Description of Property

The only property owned by the Company are the Projects. To date, the Company has not issued any Loans.

Projects Acquired

The following table summarizes the Company's Project acquisitions through June 30, 2026, including Projects subsequently sold or discontinued.

Project Name	Entity Name	Project Size (AC)	Development Start Date (1)	Amount Invested (2)
Salinas	Project Salinas Geração S.A.	5.0 MW	04/15/19	$265,148
Itaguai III	Energea Itaguai III Aluguel de Equipamentos e Manutenção Ltda.	1.0 MW	03/6/20	$35,707
Iguatama	Energea Iguatama Aluguel de Equipamentos e Manutencao Ltda.	2.3 MW	10/12/20	$2,394,084
Pedrinopolis	Energea Pedrinopolis Ltda.	2.3 MW	05/21/21	$118
Pedra do Indaiá	Energea Pedra do Indaiá Ltda.	2.3 MW	10/1/21	$4,660,363
Divinópolis III	Energea Divinopolis Ltda.	2.3 MW	12/23/21	$3,136,990
Araxa I	Energea Araxa I Ltda	2.5 MW	12/23/21	$363,994
Araxa II	Energea Araxa II Ltda	2.5 MW	12/23/21	$364,555
Divinópolis II	Energea Divinopolis II Ltda	2.5 MW	01/4/22	$4,070,030
Corumbaíba	Energea Corumbaíba Ltda	2.5 MW	09/9/22	$3,334,429
Diamantina II	Energea Diamantina II Ltda	2.5 MW	10/17/22	$133,417
Formiga I	Energea Formiga I Ltda	2.5 MW	10/17/22	$201,778
Formiga II	Energea Formiga II Ltda	1.5 MW	10/17/22	$73,236
Naque	Energea Naque Ltda	1.5 MW	10/17/22	$123,330
Micros I	Energea Micros I Ltda	1.1 MW	12/29/22	$1,062,205
Itabapoana	Energea Itabapoana Ltda	2.5 MW	12/29/22	$94,590
Aparecida do Taboado II	Energea Aparecida do Taboado II Ltda	2.5 MW	04/12/23	$172,292
Frei Inocêncio	Energea Frei Inocêncio Ltda	2.5 MW	04/12/23	$95,567
Nova Lacerda	Energea Nova Lacerda Ltda	2.5 MW	04/12/23	$73,611
Monte Sião	Energea Portfolio Geração de Projetos MG II Ltda	2.5 MW	04/17/23	$95,833
Aparecida do Taboado I	Energea Aparecida do Taboado I Ltda	2.5 MW	05/24/23	$155,176
Iguatama II	Energea Iguatama II Ltda	2.5 MW	12/20/24	$2,368,057
Micros II	Energea Micros II Ltda	750 kW	11/11/24	$611,281
Pains	Energea Pains Ltda.	1.0 MW	11/28/25	$1,358,060
Micros III	Energea Micros III Ltda.	750 kW	06/19/26	$0.00
	TOTAL			$25,243,851
  Dates previously labeled "Acquisition Date" represent development start dates. Dates in the financial statement notes represent agreement execution dates.
  Amounts invested as of June 30, 2026, before depreciation.

Projects Sold

As of the date of this Semi-Annual Report, the Company has sold 10 Projects.

Project Name	Entity Name	Project Size (AC)	Date Sold	Sale Price Net of Taxes
Salinas	Project Salinas Geracao S.A.	5.0 MW	05/11/2021	$147,717
Pedrinopolis	Energea Pedrinopolis Ltda.	2.3 MW	05/11/2021	$150,379
Itaguai III	Energea Itaguai III Aluguel de Equipamentos e Manutencao Ltda.	1.0 MW	05/19/2021	$44,408
Aparecida do Taboado I	Energea Aparecida do Taboado I Ltda	2.5 MW	06/06/2023	$136,029
Frei Inocêncio	Energea Frei Inocêncio Ltda	2.5 MW	06/06/2023	$124,925
Monte Sião	Energea Portfolio Geração de Projetos MG II Ltda	2.5 MW	06/06/2023	$126,224
Nova Lacerda	Energea Nova Lacerda Ltda	2.5 MW	06/06/2023	$93,427
Formiga II	Energea Formiga II Ltda	1.5 MW	06/06/2023	$100,344
Naque	Energea Naque Ltda	1.5 MW	06/06/2023	$178,011
Itabapoana	Energea Itabapoana Ltda	2.5 MW	06/06/2023	$133,061
	TOTAL			$1,234,525

Projects Owned

The following table summarizes the Projects owned by the Company as of June 30, 2026, including Project size and amounts invested. Please refer to the links in the column labeled "Memo" for the Investment Memorandum which gives in-depth information regarding each Project such as its location, the system size, contractors used to construct the Project, information about other stakeholders, information about the buyer of the energy and environmental commodities and the estimated economics of the Project. The Memos can also be found on the Platform.

Project Name	Entity Name	Project Size (AC)	Amount Invested (1)	Memo
Iguatama	Energea Iguatama Aluguel de Equipamentos e Manutencao Ltda.	2.3 MW	$2,394,084	Link
Pedra do Indaiá	Energea Pedra do Indaiá Ltda.	2.3 MW	$4,660,363	Link
Divinopolis III	Energea Divinopolis Ltda.	2.3 MW	$3,136,990	Link
Araxa I	Energea Araxa I Ltda	2.5 MW	$363,994	Link
Araxa II	Energea Araxa II Ltda	2.5 MW	$364,555	Link
Corumbaíba	Energea Corumbaíba Ltda	2.5 MW	$3,334,429	Link
Divinópolis II	Energea Divinopolis II Ltda	2.5 MW	$4,070,030	Link
Micros I	Energea Micros I Ltda	1.1 MW	$1,062,205	Link
Iguatama II	Energea Iguatama II Ltda	2.5 MW	$2,368,057	Link
Micros II	Energea Micros II Ltda	750 kW	$611,281	Link
Pains	Energea Pains Ltda.	1.0 MW	$1,358,060	Link
Micros III	Energea Micros III Ltda.	750 kW	$0.00	Link
	TOTAL		$23,724,048
  Amounts invested are presented in U.S. dollars as of June 30, 2026.

Projects Not Pursued

As of June 30, 2026, the Company has determined not to pursue the development of certain Projects due to changes in regulatory and economic conditions in Brazil. Specifically, certain Projects lost eligibility for GD1 classification, resulting in reduced projected returns that no longer meet the Company's investment criteria. The Projects affected are summarized in the table below.

Project Name	Entity Name	Status	Investment	Loss Recognized
Aparecida do Taboado II	Energea Aparecida do Taboado II Ltda	Terminated	$172,292	$172,292
Diamantina II	Energea Diamantina II Ltda	Terminated	$133,417	$133,417
Formiga I	Energea Formiga I Ltda	Terminated	$201,778	$201,778
	TOTAL			$507,487

Projects Acquired Subsequent to June 30, 2026

The following table summarizes Projects acquired by the Company after June 30, 2026 through the date of this Semi-Annual Report, including Project size, acquisition date and status. All Projects listed below are located in the State of Rio de Janeiro, Brazil. Additional information regarding the acquisition terms is provided in Item 2. Other Information.

Project Name	Entity Name	Project Size (AC)	Acquisition Date	Status
Paraiba do Sul	Energea Paraiba do Sul Ltda.	2.5MW	09/01/26	Under Construction
Itaguai I	Energea Itaguai I Ltda.	1.0 MW	09/01/26	Operational
Itaguai II	Energea Itaguai II Ltda.	1.0 MW	09/01/26	Operational
Itaguai III (1)	Energea Itaguai III Ltda.	1.0 MW	09/01/26	Operational
Vassouras I	Energea Vassouras I Ltda.	5.0 MW	09/01/26	Operational
Nova Friburgo I	Energea Nova Friburgo I Ltda.	1.1 MW	09/01/26	Operational
  The Company previously sold its interest in Itaguaí III in May 2021 and reacquired the Project in September 2026.

Item 1. Management Discussion and Analysis of Financial Condition and Result of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semi-Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed (see Caution Regarding Forward-Looking Statements and Risk Factors). Unless otherwise indicated, the latest results discussed below are as of June 30, 2026.

Summary of Key Accounting Policies

Investments

For financial statement purposes, the Company accounts for investments in Projects under ASC 360. The Projects are carried at cost and will be depreciated on a straight-line basis over the estimated useful life of the related assets.

Impairment

The Company evaluates for impairment under ASC 360, utilizing the following required steps to identify, recognize and measure the impairment of a long-lived asset to be held and used:

  Indicators of impairment - Consider whether indicators of impairment are present.

  Test for recoverability - If indicators are present, perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the long-lived asset in question to its carrying amount (as a reminder, entities cannot record an impairment for a held and used asset unless the asset first fails this recoverability test).

  Measurement of an impairment - If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the long-lived asset, determine the fair value of the long-lived asset and recognize an impairment loss if the carrying amount of the long-lived asset exceeds its fair value.

Revenue Recognition

The Company follows ASC 606 guidelines for Project revenue recognition. To apply this principle, the standard establishes five key steps:

  Step 1: Identify the contract with the Customer

  Step 2: Specify performance obligations

  Step 3: Establish transaction price

  Step 4: Allocate transaction price to performance obligations

  Step 5: Recognize revenue

Project revenue is recognized when or as control of the promised goods or services is transferred to Customers, in an amount reflecting the consideration the Company expects to receive under the respective contracts.

Loan interest income is outside the scope of ASC 606 and is recognized on the accrual basis based on the outstanding principal balance and the applicable contractual interest rate.

Market Outlook and Recent Trends

Brazil's distributed generation solar market continues to represent a large opportunity for the Company, but has transitioned from a phase of rapid expansion to one defined by consolidation and operational smoothing. While installed capacity has grown significantly in recent years, the pace of new development has slowed as grid constraints, interconnection delays, changes in tax law and evolving regulatory dynamics has caused some market participants to exit the segment.

These conditions are driving a shift toward consolidation. As the market matures, scale has become increasingly important, with larger platforms better positioned to navigate grid constraints, optimize asset portfolios across concession areas, and operate efficiently at lower Subscriber acquisition and financing costs. As a result, smaller developers and fragmented portfolios are increasingly seeking liquidity through asset sales, contributing to a growing pipeline of acquisition opportunities.

At the same time, Brazilian real estate investment funds (fundos de investimento imobiliário, or "FIIs") have emerged as a meaningful source of capital for operating DG solar assets. These vehicles are beginning to provide a repeatable pathway for aggregating portfolios and accessing public market equity capital, supported by contracted, long-duration cash flows. FIIs have arrived as the main competitor for the Company as both are pursuing the same project inventory. There are currently three known operating FIIs.

In parallel, certain foreign utilities and large energy companies have selectively reduced or rebalanced their exposure to Brazilian distributed generation as part of broader capital allocation priorities. This has further increased the availability of assets for acquisition by specialized operators with a dedicated focus on distributed solar.

Taken together, these trends reflect a market that is evolving from a fragmented development landscape into a more consolidated and capital-efficient sector. We believe this transition favors disciplined operators with the ability to combine origination, portfolio management, and access to scalable sources of capital. The Company is well situated to compete in a market where the number of available acquisitions far outweighs the available capital for consolidation.

Distributions

The Company intends to make distributions monthly, to the extent the General Partner, in its discretion, determines that cash flow is available for distributions and in a manner consistent with the Authorizing Resolutions. Below are the activities of the Company that generate the cash flow which could be used to fund distributions:

  Net income received from the Projects;

  Interest payments received from the Borrowers;

  Interest payments received from Company Investments;

  Net Proceeds from Capital Transactions;
    Originates from the sale or refinancing of Projects;
    Net proceeds are the gross proceeds of the capital transaction minus associated expenses, including debt repayment; and

  Liquidated Damages from Construction Agreements;
    Penalties paid by "EPC" Contractors when Projects are delivered behind schedule;
    Liquidated Damages are not booked as revenue but are considered distributable cash flow.

Provided we have distributable cash flow, the General Partner may authorize and declare distributions after retaining any amounts it determines are appropriate for reserves, anticipated expenses, debt service, capital needs, redemptions or other purposes.

To the extent the Company has distributable cash flow but has no current or accumulated profit, such distributions are considered a return of capital for U.S. federal income tax purposes to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Class A Investor Shares and reported to Investors on a Form 1099-B. To the extent the Company makes distributions from profits, such distributions will be classified as dividends and reported to Investors on a Form 1099-DIV.

Please note that in some cases, Investors have cancelled their purchase of Shares after distributions were made. In that case, the distribution allocated to that Investor is returned to the Company and the bookkeeping is updated to reflect the change in cash distributed.

The following table summarizes distributions paid to holders of Investor Shares for the six months ended June 30, 2026 and 2025. Total distributions represent the aggregate amounts paid to holders of each class.

Investor Distributions (1)	Six months ended June 30, 2026	Six months ended June 30, 2025 (2)
Class A Investor Shares	$1,370,818	$675,180
Class I Investor Shares	$442	-
Total distributions to Investor Shareholders	$1,371,260	$675,180
  Total distribution amounts are rounded to the nearest dollar.
  No Class I Investor Shares were outstanding during the six months ended June 30, 2025; accordingly, no distributions were paid to that class during that period.

The table includes distributions to holders of the Company's Investor Shares and excludes distributions to noncontrolling interests in consolidated subsidiaries, if any.

Additional information regarding distributions and the Company's cash flows is provided under Past Operating Results and Liquidity and Capital Resources and in the accompanying consolidated statements of changes in partners' equity and consolidated statements of cash flows.

Past Operating Results

During the six months ended June 30, 2026, the Company continued investing in its Brazilian Project portfolio and held additional funds in Brazilian government bonds. Project revenue increased, although higher operating expenses resulted in a larger operating loss. Interest income and foreign currency remeasurement gains contributed to net income for the period.
The following discussion should be read in conjunction with the Company's unaudited interim consolidated financial statements and accompanying notes included in this report.

Operating Results for the Six Months Ended June 30, 2026 and 2025

As of June 30, 2026 and December 31, 2025, the Company had total assets of $40,950,910 and $33,763,816, respectively. These balances included cash and cash equivalents of $2,222,729 and $2,250,759, held-to-maturity debt securities of $14,363,811 and $8,590,027, and property and equipment, including construction in progress, net of depreciation, of $22,450,936 and $21,819,588, respectively. Total liabilities were $5,768,177 and $6,022,372, while partners' equity totaled $35,182,733 and $27,741,444, respectively. The increase in assets primarily reflected additional investments in Brazilian government bonds, supported by capital raised from Investors.

Construction in progress decreased from $6,597,798 at December 31, 2025 to $728,549 at June 30, 2026, primarily reflecting the transfer of Corumbaíba and Divinópolis III to operating assets when they became operational during the period. The Company expects to incur approximately $3,678,569 of additional costs to complete Projects under construction as of June 30, 2026. Additional information is provided in Notes 3 and 4 to the consolidated financial statements.

For the six months ended June 30, 2026 and 2025, the Company generated revenue of $886,882 and $627,120, respectively, an increase of $259,762. The increase reflected contributions from the Pains Project acquired in 2025 and increased revenue from Divinópolis II.

Total operating expenses were $1,225,513 and $775,541 for the six months ended June 30, 2026 and 2025, respectively. These consisted of portfolio-level operating expenses of $383,680 and $328,460 and project-level operating expenses of $841,833 and $447,081, respectively. The increase primarily reflected higher project depreciation, which increased from $215,968 to $366,513; operations and maintenance expenses, which increased from $84,112 to $162,431; site security expenses of $90,553, compared to none in the corresponding period in 2025; and land rental expenses, which increased from $53,093 to $94,545. The increase in operations and maintenance and site security expenses primarily reflected costs associated with the Company's expanded portfolio of operating Projects. Additional information regarding property and equipment, related-party transactions and leases is provided in Notes 4, 6 and 7 of the consolidated financial statements.

The Company reported an operating loss of $338,631 for the six months ended June 30, 2026, compared to $148,421 for the corresponding period in 2025. Other income, net, was $906,209, compared to other expense, net, of $316,790. This improvement primarily reflected interest income of $771,469, compared to $101,123, and foreign currency remeasurement gains of $563,852, compared to losses of $5,021. Interest income in 2026 included $752,419 related to the Company's Brazilian government bonds, as described in Note 2 of the consolidated financial statements.

As a result, the Company reported net income of $567,578 for the six months ended June 30, 2026, compared to a net loss of $465,211 for the corresponding period in 2025. Foreign currency translation adjustments recorded in other comprehensive income were a gain of $648,571 and a loss of $114,578, respectively, resulting in comprehensive income of $1,216,149 in 2026, compared to a comprehensive loss of $579,789 in 2025.

During the six months ended June 30, 2026 and 2025, investor share issuances, net of issuance costs, totaled $7,596,400 and $8,320,853, respectively, while distributions totaled $1,371,260 and $675,180. Additional investor capital, net income and foreign currency translation gains, partially offset by distributions, increased partners' equity during 2026. As of June 30, 2026, 46,792,752 Class A Investor Shares and 83,168 Class I Investor Shares were outstanding, compared to 39,526,938 Class A Investor Shares and no Class I Investor Shares at December 31, 2025.

Net cash used in operating activities was $1,070,387 for the six months ended June 30, 2026, compared to $1,747,043 for the corresponding period in 2025. Operating cash flows reflected adjustments for noncash income and expenses, together with changes in working capital. Net cash used in investing activities was $5,093,233 and $1,380,684, respectively. Investing activities in 2026 included purchases of debt securities of $7,256,621 and property and equipment of $623,344, partially offset by proceeds from matured debt securities of $2,786,732. Net cash provided by financing activities was $6,167,291 and $7,587,436, respectively, reflecting investor share proceeds, net of issuance costs, distributions and term-loan repayments. After the effect of exchange-rate changes, cash and cash equivalents decreased by $28,030 during the six months ended June 30, 2026.

Leverage

The Company might borrow money to invest in Projects, depending on the circumstances at the time. If the Company needs to move quickly on a Project and has not yet raised enough capital through the Offering (or other concurrent offerings), it might make up the shortfall through borrowing. The General Partner will make this decision on an as-needed basis.

On October 5, 2020, the Company entered into a third-party Credit Agreement with Lattice Energea Global Revolver I, LLC ("Lender"), which is unaffiliated with the General Partner. This Agreement extends up to $5,000,000 of credit to the Company which can be used to construct Projects. After construction, amounts outstanding may be converted into term loans, subject to the terms of the Credit Agreement. During the six months ended June 30, 2026, the Company converted $1,900,000 of outstanding borrowings into a term loan bearing interest at 13% annually. As of June 30, 2026, the Company had $878,000 outstanding under the line of credit and $3,440,379 outstanding under term loans.

On December 22, 2023, the parties amended the above-described Credit Agreement to release the General Partner and establish the Company as the sole borrower. This included certain underlying Projects as collateral: Iguatama, Pedra do Indaiá, Divinopolis II, Divinopolis III, and Micros I.

Since the interest rate on this loan is lower than the anticipated IRR of the Projects, we expect this loan to lever returns to Investors while providing liquidity necessary to accelerate through construction to achieve distributions to Investors faster.

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects and to issue Loans and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders, from short term advances from the General Partner and from undistributed funds from our operations.

Additional information regarding available cash, investments, borrowings and anticipated costs to complete Projects under construction is provided under Past Operating Results and Leverage and in the accompanying consolidated financial statements.

Method of Accounting

The compensation described in this section was calculated using the accrual method in accordance with U.S. GAAP.

Item 2. Other Information

Developments Subsequent to June 30, 2026

On September 1, 2026, the Company acquired from Victory Hill Holdings Brasil S.A. 100% of the ownership interests in six entities owning five operating solar Projects, consisting of Itaguaí I, Itaguaí II, Itaguaí III, Vassouras I and Nova Friburgo I, and one solar Project under construction, Paraíba do Sul, in Brazil.

The aggregate purchase price was R$38.0 million, consisting of R$35.0 million payable at closing and R$3.0 million payable on the first anniversary of closing, subject to deductions for specified costs, liabilities and other offsets. In addition to this purchase price, separate contingent payments may become payable based on revenue received from the five operating Projects during the twelve months following the acquisition. Additional Project information is provided under Description of Property.

The Company intends to file the finalized Memos with the SEC and provide links in subsequent reports or offering circular updates once available.

Item 3. Consolidated Financial Statements

Consolidated Balance Sheet

June 30, 2026 and December 31, 2025

	6/30/26	12/31/25
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$ 2,222,729	$ 2,250,759
Held to maturity debt securities,
current, at amortized cost (fair value: 2026 $10,800,323)	10,771,683	5,656,346
Accounts receivable	14,578	-
Due from related entity	136,622	-
Prepaid expenses and other current assets	619,392	84,591
Total current assets	13,765,004	7,991,696

Property and equipment:
Property and equipment	22,995,499	16,097,409
Construction in progress	728,549	6,597,798
Total property and equipment	23,724,048	22,695,207
Less accumulated depreciation	(1,273,112)	(875,619)
Total property and equipment, net	22,450,936	21,819,588

Other noncurrent assets:
Operating lease right-of-use assets	1,142,842	1,018,851
Held to maturity debt securities,
long-term, at amortized cost (fair value: 2026 $3,500,799)	3,592,128	2,933,681
Total other noncurrent assets	4,734,970	3,952,532

Total assets	$ 40,950,910	$ 33,763,816

Liabilities and partners'/members' equity
Current liabilities:
Accounts payable and accrued expenses	$ 150,908	$ 497,810
Operating lease liabilities, current portion	7,561	6,151
Due to related party	22,382	17,843
Term loan, current portion	230,015	119,344
Total current liabilities	410,866	641,148

Non-current liabilities:
Operating lease liabilities, long-term portion	1,268,947	1,124,341
Line of credit note payable	878,000	2,778,000
Term loan, long-term portion	3,210,364	1,478,883
Total noncurrent liabilities	5,357,311	5,381,224

Total liabilities	5,768,177	6,022,372

Partners'/members' equity:
Total shares and accumulated deficit	35,083,970	28,291,252
Accumulated other comprehensive gain/(loss)	98,763	(549,808)

Total partners'/members' equity	35,182,733	27,741,444

Total liabilities and partners'/members' equity	$ 40,950,910	$ 33,763,816

Consolidated Statement of Operations

June 30, 2026 and June 30, 2025

	6/30/26	6/30/25
	Unaudited	Unaudited

Revenue	$ 886,882	$ 627,120

Projects operating expenses:
Professional fees	4,630	5,174
Credit management	36,117	1,740
Depreciation	366,513	215,968
Insurance	19,992	16,421
Land rental	94,545	53,093
Site security	90,553	-
Management fee	1,381
Operation and maintenance	162,431	84,112
Other projects operating expenses	65,671	70,573
Total projects operating expenses	841,833	447,081

Portfolio operating expenses:
Professional fees	23,375	27,925
Depreciation	22,132	23,111
Management fees	290,062	268,685
Regulatory	1,500	1,370
Other general and administrative expenses	46,611	7,369
Total portfolio operating expenses	383,680	328,460

Loss from operations	(338,631)	(148,421)

Other income/(expense):
Foreign currency remeasurement loss	563,852	(5,021)
Foreign exchange transaction costs	(47,183)	-
Interest income	771,469	101,123
Interest expense	(297,655)	(303,687)
Taxes	(84,530)	(101,115)
Net miscellaneous income/(expense)	256	(8,090)
Total other income/(expense)	906,209	(316,790)
Net gain/(loss)	567,578	(465,211)

Other comprehensive loss:
Foreign currency translation adjustment (CTA)	648,571	(114,578)

Comprehensive gain/(loss)	$ 1,216,149	$ (579,789)

Consolidated Statement of Changes in Partners' Equity

For the Six Months Ended June 30, 2026 (Unaudited)
	General Partner		Class A Limited Partners		Class I Limited Partners		Accumulated Earnings/(Deficit)	Accumulated Other Comprehensive Loss/(Income)	Total Partners' Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Partners' equity, December 31, 2025 (Audited)	1,000,000	$ -	39,526,938	$ 30,717,227	-	$ -	$ (2,425,976)	$ (549,808)	$ 27,741,444

Issuance of investor shares, net of issuance costs of $238,970		-	7,265,814	7,511,193	83,168	85,208	-	-	7,596,400
Non-dividend distributions		-		(1,370,818)	-	(442)	-	-	(1,371,260)
Cumulative translation adjustment		-	-	-	-	-	-	648,571	648,571
Net income		-	-	-	-	-	567,578	-	567,578

Partners' equity, June 30, 2026 (Unaudited)	1,000,000		46,792,752	$ 36,857,602	83,168	$ 84,766	$ (1,858,398)	$ 98,763	$ 35,182,733

For the Six Months Ended June 30, 2025 (Unaudited)
	General Partner		Class A Limited Partners		Class I Limited Partners		Accumulated Earnings/(Deficit)	Accumulated Other Comprehensive Loss/(Income)	Total Partners' Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Members' equity, December 31, 2024 (Audited)	1,000,000	$ -	25,097,066	$ 21,773,873	-	$ -	$ (3,443,394)	$ (525,432)	$ 17,805,047

Issuance of investor shares, net of issuance costs of $1,040,522		-	9,472,795	8,320,853	-	-	-	-	8,320,853
Non-dividend distributions		-	-	(675,180)	-	-	-	-	(675,180)
Cumulative translation adjustment								(114,578)	(114,578)
Net loss		-	-	-	-	-	(465,211)	-	(465,211)

Partners' equity, June 30, 2025 (Unaudited)	1,000,000		34,569,861	$ 29,419,546	-	$ -	$ (3,908,605)	$ (640,010)	$ 24,870,931

Consolidated Statements of Cash Flows

June 30, 2026 and June 30, 2025

	6/30/26	6/30/25
	Unaudited	Unaudited

Cash flows from operating activities:
Net income/(loss)	$ 567,578	$ (465,211)
Accretion income on held to maturity debt securities	(752,419)	-
Depreciation	388,644	239,079
Non-cash lease expense	39,155	(27,477)
Foreign currency remeasurement gain on debt securities	(551,476)	-
Other foreign currency remeasurement gain	(12,376)
Changes in assets and liabilities:
Accounts receivable	103,720	97,835
Prepaid expenses and other current assets	(424,055)	174,101
Accounts payable and accrued expenses	(259,110)	(1,766,315)
Due from related party	(164,004)	-
Due to related party	(6,044)	945
Total cash flows from operating activities	(1,070,387)	(1,747,043)

Cash flows from investing activities:
Purchase of property and equipment	(623,344)	(1,380,684)
Purchase of held-to-maturity debt securities	(7,256,621)	-
Proceeds of matured debt securities	2,786,732	-
Total cash flows from investing activities	(5,093,233)	(1,380,684)

Cash flows from financing activities:
Repayments on term-loan	(57,849)	(58,237)
Issuance of investor shares	7,596,400	8,320,853
Non-dividend distributions	(1,371,260)	(675,180)
Total cash flows from financing activities	6,167,291	7,587,436

Effect of exchange rate changes on cash	(31,701)	(114,578)

Increase/(decrease) in cash and cash equivalents	(28,030)	4,345,131

Cash and cash equivalents at the beginning of the period	2,250,759	4,593,375

Cash and cash equivalents at the end of the period	$ 2,222,729	$ 8,938,506

Supplemental disclosure of non-cash activities:
Operating lease right-of-use asset obtained in exchange for new operating lease liability	$ 243,792	$ (284,083)

Notes To Consolidated Financial Statements

June 30, 2026 and December 31, 2025

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 2 LP (the "Company"), formerly known as Energea Portfolio 2 LLC is a Delaware limited partnership formed to develop, own, and manage a portfolio of renewable energy projects in Brazil. The consolidated financial statements include the accounts of Energea Portfolio 2 LP and its wholly owned Brazilian single purpose entities ("SPEs"): Energea Iguatama Aluguel de Equipamentos e Manutençao Ltda; Energea Iguatama II Ltda; Energea Pedra do Indaia Ltda; Energea Araxá I Ltda; Energea Araxá II Ltda; and Energea Divinopolis II Ltda, Energea Divinopolis III Ltda, Energea Formiga I Ltda, Energea Diamantina II Ltda, Energea Micros I Ltda, Energea Micros II Ltda; Energea Micros III Ltda, Energea Micros IV Ltda, Energea Micros V Ltda, Energea Corumbaiba Ltda and Energea Pains Ltda. The Company and its day-to-day operations are managed by Energea Global LLC ("General Partner"). The Company commenced operations on January 13, 2020.

Effective June 3, 2025, the Company converted from a Limited Liability Company (LLC) to a Limited Partnership (LP). The conversion was undertaken for alignment of management and ownership structure. As a result of this change, the Company's legal form and ownership structure were modified. However, its classification for U.S. federal income tax purposes remains unchanged, the Company continues to be treated as a corporation. Management has determined that the conversion does not constitute a change in the reporting entity. Accordingly, comparative financial information for periods prior to the conversion has not been restated and reflects operations under the LLC structure.

The Company's activities consist principally of organization and pursuit costs, raising capital, securing investors and project development activity. The Company's activities are subject to significant risks and uncertainties, including the inability to secure funding to develop its portfolio. The Company's operations have been funded by the issuance of membership interests (prior to conversion). There can be no assurance that any of these strategies will be achieved on terms attractive to the Company. During 2021, the Company initiated an offering of its Class A Investor Shares (the "prior offering") under Regulation A of the Securities Act of 1933, as amended, to support ongoing project development. As of June 30, 2026, the Company had raised a total of $44,376,238 through this offering. After deducting issuance costs of $2,197,137, net proceeds totaled $42,179,101. Since inception, the Company has distributed $5,236,733 to investors as non-dividend returns of capital.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries and have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, as well as wholly owned SPEs. The accounting policies of the Company's SPEs are consistent with the Company's accounting policies, and all intercompany transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses of the period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits at commercial banks, and highly liquid investments with original maturities of 90 days or less.

Held to maturity debt securities

Held to maturity debt securities consist of fixed-rate Brazilian bonds denominated in Brazilian reais (R$). The Company has the positive intent and ability to hold these investments to maturity and, accordingly, classifies them as held-to-maturity. These investments are recorded at amortized cost, adjusted for the amortization of premiums and accretion of discounts over the contractual term of the securities.

Because these investments are denominated in a foreign currency, the carrying amounts are remeasured into U.S. dollars at period-end exchange rates, with resulting realized and unrealized foreign currency gains and losses recognized in earnings. Interest income is recognized using the effective interest method and included in interest income in the consolidated statements of operations.

For held-to-maturity debt securities, the Company measures expected credit losses on an individual security basis. Management evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Losses related to non-credit-related factors will be recorded in other comprehensive income. Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of a held-to-maturity security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Capitalization and investment in project assets

A project has four basic phases: (i) development, (ii) financing, (iii) engineering and construction and (iv) operations and maintenance. During the development phase, milestones are created to ensure that a project is financially viable. Project viability is obtained when it becomes probable that costs incurred will generate future economic benefits sufficient to recover those costs.

Examples of milestones required for a viable project include the following:
  The identification, selection and acquisition of sufficient area required for a project;
  The confirmation of a regional electricity market;
  The confirmation of acceptable electricity resources;
  The confirmation of the potential to interconnect to the electric transmission grid;
  The determination of limited environmental sensitivity; and
  The confirmation of local community receptivity and limited potential for organized opposition.

All project costs are expensed during the development phase. Once the milestones for development are achieved, a project is moved from the development phase into the engineering and construction phases. Costs incurred in these phases are capitalized as incurred, included within construction in progress ("CIP"), and not depreciated until placed into commercial service. Once a project is placed into commercial service, all accumulated costs are reclassified from CIP to property and equipment and become subject to depreciation or amortization over a specified estimated life.

Property and equipment

Property and equipment consist of investments in solar projects. The Company accounts for investments in solar projects under ASC 360. The property and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful life of the related assets, which range from 25 to 30 years. Additions, renewals, and betterments that significantly extend the life of the asset are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment evaluation is performed by comparing the carrying amount of the asset or asset group to the estimated undiscounted future cash flows expected to result from the use and eventual disposition of the asset or asset group. If the carrying amount is not recoverable, an impairment loss is recognized in an amount equal to the excess of the carrying amount over fair value.

The Company recorded an impairment loss of $335,196 on property and equipment during the year ended December 31, 2025. No impairment loss was recorded during 2026.

Revenue recognition

To date, all of the SPEs have Equipment Rental Agreements and Operation and Maintenance Service Agreements ("O&M Agreements").

These agreements are with various subscribers who will pay a monthly fee for renewable energy upon completion of the projects. Projects are considered complete when they are tested, commissioned, interconnected to the grid, and capable of producing electricity as designed.

The Company recognizes revenue from both Equipment Rental Agreements and O&M Agreements concurrently using the same revenue recognition procedures when a single invoice is issued to the customer. Accordingly, revenue is not allocated between the Equipment Rental Agreement and O&M Agreement and is recognized as a single revenue stream.

The agreements are in effect for twenty-five years from the completion date and are expected to generate combined gross revenues of approximately $247,081,605 (unaudited) from all projects when operational.

The Company's revenue recognition policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Project Rental Contract
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant
Step 3 - Determine the Transaction Price	Amount contractually signed with Subscriber
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the Subscriber
Step 5 - Recognize Revenue	At a point in time when the Subscriber is invoiced

Invoices reflect the period in which electricity was delivered, and revenue is recognized in that period.

Comprehensive Income/(Loss)

US GAAP requires the reporting of "comprehensive income/(loss)" within general purpose financial statements. Comprehensive income/(loss) is comprised of two components, net income/(loss) and other comprehensive income/(loss). For the six months ended June 30, 2026 and 2025 the Company had foreign currency exchange income/(losses) relating to currency translation from Brazilian real to U.S. dollar reported as other comprehensive income/(losses).

Income taxes

The Company has elected to be taxed as a C-Corporation for federal, state, and local income tax reporting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

The Company also concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements. Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Leases

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Concentrations

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank deposits at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Foreign Currency Exchange Transactions

Purchases of products and services for the Brazilian subsidiaries are transacted in the local currency, Brazilian real (R$), and are recorded in U.S. dollars translated at historical exchange rates prevailing at the time of the transaction. Balances are translated into U.S. dollars using the exchange rates at the respective balance sheet date.

Foreign currency remeasurement losses and foreign exchange transaction costs are recorded in the period incurred. These balances are included in other income/(expense) on the accompanying consolidated statements of operations and comprehensive loss.

Foreign currency translation adjustments are included in other comprehensive loss on the accompanying consolidated statements of operations and comprehensive loss. These translation adjustments do not affect net income until the related foreign operations are sold or substantially liquidated.

For the six months ended June 30, 2026 and 2025:

  Foreign currency remeasurement income/losses were $ 563,852 and ($5,021), respectively.
  Foreign exchange transaction costs were $(47,183) and $0, respectively.
  Foreign currency translation adjustments (CTA) were income/losses of $648,571 and ($114,578), respectively.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Reclassification

Certain prior year amounts have been reclassed to conform to the current period presentation.

Subsequent events

In connection with the preparation of the consolidated financial statements, the Company monitored and evaluated subsequent events for the six months ended June 30, 2026, through September 28, 2026, the date on which the consolidated financial statements were available to be issued.

On September 1, 2026, the Company completed the acquisition of 100% of the ownership interests in six entities that own five operational photovoltaic solar power projects and one photovoltaic solar power project under construction in Brazil for an aggregate purchase price of R$38.0 million, including R$3.0 million subject to certain post-closing adjustments.

Note 2 - Held to Maturity Debt Securities

The Company invests in debt securities for which management has the positive intent and ability to hold to maturity. Accordingly, these investments are classified as held-to-maturity and are carried at amortized cost, net of any allowance for credit losses.

The amortized cost, gross unrealized gains and losses, and fair value of the Company's held-to-maturity securities are as follows at June 30, 2026:

	Amortized	Gross Unrealized	Gross Unrealized	Fair
	Cost	Gains	Losses	Value
Foreign government
bonds	$ 14,363,811	$ 29,402	$ (92,091)	$ 14,301,122

Interest income

Interest income on held-to-maturity debt securities is included in interest income in the consolidated statements of operations. For the six months ended June 30, 2026, total interest income recognized on these investments was $752,419.

Contractual maturities of held-to-maturity debt securities

The amortized cost and estimated fair value of held-to-maturity debt securities by contractual maturity as of June 30, 2026, were as follows:

	Amortized	Fair
	Cost	Value
Due within one year	$ 10,771,683	$ 10,800,323
Due after one year through five years	1,454,873	1,449,371
Due after five years through ten years	2,137,255	2,051,428
	$ 14,363,811	$ 14,301,122

Unrealized loss positions

As of June 30, 2026, certain held-to-maturity securities were in an unrealized loss position, and all such securities had been in an unrealized loss position for less than one year. These unrealized losses were primarily attributable to changes in market interest rates and not to credit deterioration. Management has the intent and ability to hold these securities to maturity and does not expect to be required to sell the securities before recovery of their amortized cost basis.

Credit losses

The Company evaluates held-to-maturity debt securities for expected credit losses in accordance with ASC 326. As of June 30, 2026, no allowance for credit losses was recorded, as the securities are backed by the Brazilian treasury and are considered to have minimal credit risk.

Note 3 - Construction in Progress

The Company is in the process of developing and constructing renewable energy facilities in Brazil. Project costs incurred after the development phase are capitalized and include hard costs, such as equipment and construction materials, and soft costs, such as engineering, architectural, legal, permitting, developer fees, and other costs. Construction in progress totaled $728,549 and $6,597,798 as of June 30, 2026 and December 31, 2025, respectively. The Company expects to incur approximately $3,678,569 of additional costs to complete projects under construction as of June 30, 2026.

Note 4 - Property and equipment

The Company's property and equipment as of June 30, 2026 and December 31, 2025, is outlined in the following roll-forward summary:

	2026	2025

Beginning property and equipment	$ 22,695,207	$ 19,815,352
Additions	371,398	3,387,343
Impairment loss on property and equipment	-	(335,196)
Loss on liquidation of subsidiary	-	(172,292)
Foreign currency translation adjustment	657,443	-
Ending property and equipment	23,724,048	22,695,207

Beginning accumulated depreciation	(875,619)	(397,920)
Depreciation expense	(388,644)	(477,699)
Foreign currency translation adjustment	(8,849)
Ending accumulated depreciation	(1,273,112)	(875,619)
Property and equipment, net	$ 22,450,936	$ 21,819,588

Note 5 - Line of Credit and Term Loans Notes Payable

In October 2020, the Company, along with its majority member-manager, entered into a revolving credit agreement (the "Agreement") with a debt provider to finance construction projects in Brazil. The Agreement provides for a line of credit with total availability of $5,000,000 to be used solely for the purchase, development, and construction of three Brazilian projects. Interest on the line of credit is payable in quarterly installments at an annual rate of 15% through the date of conversion to a term loan.

The Company may elect to defer up to 50% of each quarterly interest installment; however, any deferred interest is treated as principal and repaid in accordance with the Agreement. The line of credit is secured by a pledge of the Manager's Class A Investor Shares and Common Shares in the Company, as well as a fiduciary lien on the assets of Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda, Energea Pedra do Indaiá Ltda, and Energea Divinópolis II Ltda. As of December 31, 2025 and 2024, the Company had not deferred any interest or capitalized interest into principal.

The Company may repay or prepay outstanding borrowings with prior approval of the lender. Additionally, the Company is required to repay outstanding principal using proceeds from project sales within ten days of receipt, or if a project is canceled or cannot be completed.

Upon completion of construction, the Company may elect to convert amounts outstanding under the line of credit into a term loan, subject to compliance with financial covenants and other requirements.

During 2024, the Company converted $1,775,000 of outstanding borrowings under the line of credit into a term loan. The term loan bears interest at an annual rate of 13%. Under the terms of the credit agreement, the term loan is contractually due within 30 months of issuance and may be settled through an exchange for equity interests in the related joint venture. However, the Company has been making periodic payments of principal and interest and expects to repay the term loan in cash over time.

During 2026, the Company converted $1,900,000 of outstanding borrowings under the line of credit into a term loan. The term loan bears interest at an annual rate of 13%. Under the terms of the credit agreement, the term loan is contractually due within 30 months of issuance and may be settled through an exchange for equity interests in the related joint venture. However, the Company has been making periodic payments of principal and interest and expects to repay the term loan in cash over time.

As of June 30, 2026 and December 31, 2025, total borrowings consisted of $878,000 and 2,778,000, respectively, outstanding under the line of credit for both years and $3,440,379 and $1,598,227, respectively, outstanding under the term loan.

Interest incurred during the construction phase is capitalized as construction-in-progress (CIP) and included in property and equipment on the consolidated balance sheet. Total capitalized interest as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively. Interest incurred during the operating phase is expensed.

Interest expense related to these borrowings for the six months ended June 30, 2026 and 2025 was $295,850 and $302,505, respectively.

As of June 30, 2026, the scheduled future principal payments on the Company's term note payable were as follows:

2026	$ 111,495
2027	244,509
2028	276,295
2029	312,214
2030	352,802
2031-2036	2,143,064
Total future principal payments	$ 3,440,379

The line of credit note payable matures on June 30, 2036.

Note 6 - Related Party Transactions

As of June 30, 2026 and December 31, 2025, the Company had receivables from related entities of $136,622 and $0, respectively, and payables to related entities of $22,382 and $17,843, respectively.

As of June 30, 2026 and 2025, the SPEs with operational projects entered into an O&M Agreement with a related party to perform continued maintenance on the projects. The agreement is in effect for ten years from the date of issuance of the Order of Service. The price is fixed based on the size of the project, adjusted on the first (1st) anniversary of the Order of Service, and each anniversary thereafter, in accordance with General Market Price Index. For the six months ended June 30, 2026 and 2025, the Company incurred total O&M fees of $162,431 and $84,112, respectively, of which $45,167 and $9,417, respectively, were charged by a related party affiliated with the General Partner. These amounts were recognized as expense and are included within total operation and maintenance expenses in the consolidated statements of operations.

As of June 30, 2026 and 2025, the SPEs with operational projects entered into a 20-year Credit Management Agreement with a related party affiliated with the General Partner to manage the Consortium responsible for commercializing project-generated energy. Services include customer onboarding, invoicing, collections, credit control, and reporting. The price is fixed based on the size of the project, adjusted on the first (1st) anniversary of the contract signature, and each anniversary thereafter. For the six months ended June 30, 2026 and 2025, the Company incurred credit management fees of $37,498 and $1,740, respectively, recognized as expense in the consolidated statement of operations.

The Company pays a monthly management fee to the General Partner. For the six months ended June 30, 2026 and 2025, the Company paid management fees of $290,062 and $268,685, respectively, which are included in operating expenses in the accompanying consolidated statements of operations.

For the six months ended June 30, 2026 and 2025, the Company paid origination fees to the General Partner of $0 and $240,399, respectively, which were capitalized and included in the accompanying consolidated balance sheets.

For the six months ended June 30, 2026 and 2025, the Company incurred total stock issuance costs of $238,970 and $1,040,522, respectively. Of these amounts, $232,720 and $940,522, respectively, related to marketing costs reimbursed to the General Partner. These amounts are included as a reduction of capital raised in the consolidated statements of changes in partners'/members' equity.

Note 7 - Leases

The Company has a land lease for the Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda property with an annual rent of approximately $13,776, expiring in February 2049. The monthly base rent increases each lease year by the General Market Price Index.

The Company has a second lease for Energea Iguatama II Ltda property with an annual rent of approximately $28,611, expiring in July 2047. The monthly base rent increases each lease year by the General Market Price Index.

The Company has a third lease for the Energea Pedra do Indaiá Ltda with an annual rent of approximately $18,309, expiring in April 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

The Company has a fourth lease for the Divinopolis III Ltda property with an annual rent of approximately $24,025, expiring in June 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

The Company has a fifth lease for the Energea Araxa I Ltda property with an annual rent of approximately $22,070, expiring in January 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

The Company has a sixth lease for the Energea Araxa II Ltda property with an annual rent of approximately $22,070, expiring in January 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

The Company has a seventh lease for the Energea Corumbaiba Ltda property with an annual rent of approximately $25,698, expiring in January 2048. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

The Company has an eighth lease for the Energea Divinopolis II Ltda property with an annual rent of approximately $18,657, expiring in March 2048. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

The Company has a ninth lease for the Energea Micros I Ltda property with an annual rent of approximately $21,125, expiring in May 2048. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

The Company has a tenth lease for the Energea Micros II Ltda property with an annual rent of approximately $18,473, expiring in February 2050. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

The Company has an eleventh lease for the Energea Pains Ltda property with an annual rent of approximately $5,832, expiring in February 2052. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

For the projects under construction, the total land rental costs for the six months ended June 30, 2026 and the year ended December 31, 2025 were $36,608 and $101,144, respectively, which have been capitalized and included in CIP on the accompanying consolidated balance sheets.

For the operating projects, total land rental expense for the six months ended June 30, 2026 and 2025, were $94,545 and $53,093, respectively, which have been included in the accompanying consolidated statements of operations.

The lease costs and other required disclosures as of and for the six months ended June 30, 2026 and 2025 were as follows:

	2026	2025

Operating lease cost	$ 126,585	$ 375,366
Cash paid for amounts in the measurement of lease
liabilities - operating cash flows from operating leases	$ 104,539	$ 127,755
Weighted-average remaining lease term - operating leases	255 months	269 months
Weighted-average discount rate - operating leases	17.90%	17.90%

In March 2025, the Company derecognized right-of-use assets and lease liabilities totaling $284,083 in connection with early lease terminations for Energea Formiga I Ltda, Energea Diamantina II Ltda, and Energea Aparecida do Taboado II Ltda. During the same period, the Company entered into new lease agreements for Energea Micros II Ltda, Energea Iguatama II Ltda, and Energea Pains Ltda and recorded adjustments related to lease escalations on existing contracts.

During the six months ended June 30, 2025, operating lease cost included the impact of lease terminations, additions, and modifications occurring during that period. No comparable material lease modifications occurred during the six months ended June 30, 2026.

Future lease payments, translated at the exchange rate in effect as of June 30, 2026, are as follows:

2026	$ 109,326
2027	218,651
2028	218,651
2029	218,651
2030	218,651
Thereafter	3,656,189
Total future undiscounted lease payments	4,640,119
Less interest	(3,363,611)
Lease liabilities	$ 1,276,508

Note 8 - Partners' Equity

On June 3, 2025, the Company converted from a Delaware limited liability company to a Delaware limited partnership and is now governed by the Limited Partnership Agreement of Energea Portfolio 2 LP. This conversion was undertaken to enhance structural flexibility for capital raising and investor participation, including enabling the creation of additional classes of investor shares, supporting the continuation of the ongoing Regulation A offering, and aligning the entity's governance with its long-term growth strategy. In connection with the conversion, the Company retained its election to be treated as a C-corporation for U.S. federal income tax purposes. All outstanding equity interests previously designated as common shares and Class A investor shares were automatically converted into corresponding Common Shares and Class A Investor Shares under the new partnership structure.

As of the date of this report, the Partnership has authorized 2,501,000,000 limited partnership interests (the "Shares"). Of these, 1,000,000 are designated as Common Shares, and 2,500,000,000 are designated as Investor Shares. The Investor Shares, which represent limited partnership interests, are further divided into various classes, as described below.

Common Shares

The Partnership has authorized 1,000,000 Common Shares, all of which were issued and outstanding as of June 30, 2026 and December 31, 2025. These shares are held by Energea Global LLC, the General Partner, and represent its general partnership interest in the Partnership.

Investor Shares

The Partnership has authorized 2,500,000,000 investor shares, all of which represent limited partnership interests. Of this amount, 500,000,000 have been designated as Class A investor shares. As of June 30, 2026 and December 31, 2025, 46,792,752 and 39,526,938 Class A investor shares, respectively, were issued and outstanding.

The remaining 2,000,000,000 Investor Shares have been designated as Class B Investor Shares, Class C Investor Shares, Class D Investor Shares, and Class I Investor Shares. As of June 30, 2026 and December 31, 2025, 83,168 and 0 Class I Investor Shares, respectively, were issued and outstanding. No Class B, Class C, or Class D Investor Shares were issued or outstanding as of either date.

All shares are uncertificated unless otherwise determined by the General Partner and are governed by the rights, powers, and preferences set forth in the applicable authorizing resolutions referenced in the Limited Partnership Agreement.

Item 4. Exhibits

Index to Exhibits and Description of Exhibits

Exhibit No.	Description of Exhibit
2.1**
Certificate of Formation of the Company filed with the Delaware Secretary of State on January 13, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1-A2A to the Company's Form 1-A filed July 2, 2020)

2.2**
Amended and Restated Limited Liability Company Agreement of the Company dated May 3, 2024 (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company's Form 1-A filed May 6, 2024)

2.3**	Authorizing Resolution of the Company dated June 5, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1-A2C to the Company's Form 1-A filed July 2, 2020)
2.4**	Certificate of Conversion from LLC to LP, filed June 3, 2025
2.5**	Limited Partnership Agreement of Energea Portfolio 2 LP, dated June 3, 2025
2.6**	Authorizing Resolution of the Company dated June 3, 2025
3.1**	Redemption Plan (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company's Form 1-A filed April 2, 2024)
4.1**	Form of Investment Agreement (incorporated by reference to the copy thereof filed as Exhibit 1-A4A to the Company's Form 1-A filed July 2, 2020)
4.2**	Form of Investment Agreement (updated for LP structure)
4.3**	Form of Auto-Invest Agreement
4.4**	Form of Auto-Reinvestment Agreement
6.1**	Proposed Project Rental Contract for Iguatama Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4B to the Company's Form 1-A filed July 2, 2020)
6.2**	Proposed Operation and Maintenance Agreement for Iguatama Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4C to the Company's Form 1-A filed July 2, 2020)
6.3**	Proposed Project Rental Contract for Salinas Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4D to the Company's Form 1-A filed July 2, 2020)
6.4**	Proposed Operation and Maintenance Agreement for Salinas Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4E to the Company's Form 1-A filed July 2, 2020)
6.5**	Proposed Credit Management Agreement for Energea Brazil (incorporated by reference to the copy thereof filed as Exhibit 4.6 to the Company's Form 1-A filed January 9, 2024)
6.6**	Lattice Credit Agreement amended December 22, 2023 (incorporated by reference to the copy thereof filed as Exhibit 6 to the Company's Form 1-A filed January 9, 2024)
9**	Letter regarding change in certifying accountant, dated as of March 3, 2022
11.1**	Consent of Independent Auditor (Whittlesey PC), dated April 29, 2025
11.2**	Consent of McCarter & English (included in Exhibit 12.1)
12.1**	Legal opinion of McCarter & English, LLP dated June 4, 2025
** Previously filed

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chester, State of Connecticut, on September 28, 2026.

Energea Portfolio 2 LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: September 28, 2026